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                                                                    EXHIBIT 19
Butler
Manufacturing
Company
THIRD
QUARTER
REPORT 1999
Nine Months Ended
September 30, 1999
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

To Our Shareholders:

Third quarter sales were $266 million, nearly the same as last year. Quarterly net earnings were $14.4 million, or $2.03 per share compared with $6.7 million, or $.88 per share a year ago. The 1999 third quarter net earnings includes a one-time gain of $5.8 million, or $.81 per share. The one-time gain was realized from the sale in late September of Butler Building Systems, Ltd., our former United Kingdom metal buildings subsidiary, to a Dutch firm engaged in an unrelated manufacturing business. As previously reported, we established a new metal buildings business in Hungary to serve the continent and United Kingdom markets.

Sales for the nine months through September were $718 million, an increase of 3% over the same period last year. Net earnings for the first three quarters were $21 million, or $2.92 per share compared with the $12.8 million, or $1.67 per share earned in 1998 through September. The 1999 results include the one-time gain mentioned previously.

Sales in the U. S. metal buildings business were about 4% lower through September and operating earnings, while solidly profitable, were down considerably from the same period last year. F. W. Dodge reports that manufacturing construction awards, which is an important building market for this business, were off 13% through August of this year compared with 1998. We have reduced operating expenses and are aggressively pursuing sales opportunities to help offset the decline in the manufacturing building sector.

The international metal building businesses continue to make progress. Our China operation is performing exceptionally well. Through September, sales have more than doubled compared with last year and the operating earnings contribution was substantial as opposed to a loss in 1998. In order to sustain the positive operating performance and capture the significant growth potential we foresee in China, the board of directors approved an investment of $5 million in September to increase production capacity. We expect to complete this expansion by the middle of next year. Europe is beginning to realize the benefits operating from its lower cost base in Hungary. However, sales through September were below the level of last year, reflecting the slower economy in Europe and the interruption of expanding our manufacturing plant. As a result, the current year operating loss in Europe was greater than the loss recorded last year.

The Lester wood frame building business continues to trail results from last year. Sales are down 11% and the business operated at a modest loss through September. Our dependence on the very depressed hog confinement building market coupled with the much slower general agricultural economy has eroded Lester operating performance in 1999. We have reduced operating expenses in response to the lower market opportunity and redirected resources to the commercial building market.

Our Vistawall Architectural Products group continues its strong performance with sales through September of $149 million, 12% ahead of a year ago. Operating earnings were up 74% compared with 1998, as the commercial construction market remains robust. We are evaluating options to increase our capacity to grow this business and sustain the high service levels that Vistawall customers expect.

Butler Construction continued its positive operating trend through September compared with last year. Sales increased 16% to $116 million while operating earnings increased 34%. Butler Real Estate's 1999 performance matched its earnings contribution from 1998. These businesses form the essential components that support our strategy of construction and real estate leasing services for Butler dealers and major corporate customers.






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We expected to show significant earnings improvement this year compared to 1998 and we have. The diversity of operating earnings, both geographically and by market segment, is a unique strength of Butler Manufacturing Company. In addition to our solid financial results, we achieved a new milestone in outstanding safety performance, a tribute to our training and the dedication to safe work practices of Butler associates throughout the world. At the end of September, total backlog was $343 million, 8% ahead of the comparable backlog of $316 million last year. Product backlog was up 3% and construction backlog up 40%. We anticipate a solid finish to 1999.

Cordially yours,

/s/John Holland

John Holland
President and Chief Executive Officer

October 15, 1999
Butler Manufacturing Company